BCC Investment Corp.

200 Clarendon Street

Boston, Massachusetts 02116

April 12, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: BCC Investment Corp.
Request to Withdraw Registration Statement on Form S-1
File No. 333-254160

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), BCC Investment Corp. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on March 11, 2021.

The Registration Statement has not been declared effective by the Commission and no securities were sold or will be sold under the Registration Statement. The Company is seeking withdrawal of the Registration Statement because it is not currently pursuing a public offering of securities. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We would be grateful if you could please send copies of the written order granting withdrawal of the Registration Statement to Olof Bergqvist, Chief Executive Officer of the Company, at the above-mentioned address, with a copy to Christian O. Nagler, Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York 10022.

Please do not hesitate to contact Christian O. Nagler, special counsel to the Company, at (212) 446-4660 if you have any questions regarding the foregoing or if we can provide any additional information.

[Signature Page Follows]

Very truly yours, BCC INVESTMENT CORP.
By:	/s/ Olof Bergqvist
Name: Olof Bergqvist
Title: Chief Executive Officer

CC:	Christian O. Nagler Kirkland & Ellis LLP 601 Lexington Avenue
New York, New York 10022